June 2, 2020

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:	Michael Clampitt Jessica Livingston Vanessa Robertson David Burton

Re:	Applied Molecular Transport Inc.
Registration Statement on Form S-1 (File No. 333-238464)

Ladies and Gentlemen:

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, as amended, we wish to advise that between June 2, 2020 and the date hereof, approximately 1,600 copies of the Preliminary Prospectus dated June 1, 2020 were distributed to prospective underwriters, institutional investors and prospective dealers in connection with the above-captioned Registration Statement.

We wish to advise you that the participating underwriters have informed us that they have complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

We hereby join in the request of the registrant that the effectiveness of the above-captioned Registration Statement, as amended, be accelerated to 4:00 p.m. Eastern Time, on Thursday, June 4, 2020, or as soon thereafter as practicable.

[Signature page follows]

Very truly yours,

BOFA SECURITIES, INC.

JEFFERIES LLC

SVB LEERINK LLC

As representatives of the Underwriters

By:	BofA Securities, Inc.

By:	/s/ Michael Liloia
Name: Michael Liloia
Title: Director

By:	Jefferies LLC

By:	/s/ Michael Brinkman
Name: Michael Brinkman
Title: Managing Director

By:	SVB Leerink LLC

By:	/s/ Murphy Gallagher
Name: Murphy Gallagher
Title: Managing Director